UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40519

MicroCloud Hologram Inc.

(Exact name of registrant as specified in its charter)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

MicroCloud Hologram Inc. Becomes a Foreign Private Issuer

As of June 30, 2023, which was the last business day of the second quarter of the registrant’s fiscal year, MicroCloud Hologram Inc. (the “Company”) determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. As a result, the Company will no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, it will file its annual report on Form 20-F and other reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

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